Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of June 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: June 07, 2006

List of materials

Documents attached hereto:


i) Press release announcing Completion of the transfer of stock of Sony's retail operations



                          Sony Corporation
                                                    6-7-35 Kitashinagawa
                                                    Shinagawa-ku
                                                    Tokyo 141-0001

                                                    No. 06-049E
                                                    June 7, 2006


        Completion of the transfer of stock of Sony's retail operations

Based on the basic agreement reached between Sony Corporation and Nikko Principal Investments Japan Ltd. (a 100% subsidiary of Nikko Cordial Corporation) in February 2006, a holding company (StylingLife Holdings Inc.) has been established for Sony's group of retail businesses (comprising PLAZASTYLE CORPORATION, LightUp Shopping Club Inc., B&C Laboratories Inc., CP Cosmetics Inc., Maxim's de Paris Corporation, and Lifeneo Inc.) targeting the independent management of these retail businesses by its own management and employees. In association with the aforementioned basic agreement, 51% of StylingLife Holdings' stock has now been transferred to a 100% subsidiary of Nikko Principal Investments Japan.


Although Sony is currently conducting a detailed analysis of the effect of this stock transfer on Sony's Consolidated Income before Income Taxes, Sony anticipates a gain on sale of assets of approximately 17 billion yen. This impact is reflected within Sony's consolidated forecast for the fiscal year ending March 31, 2007 announced on April 27th, 2006.